 MANAGEMENT’S DISCUSSION & ANALYSIS – ANNUAL FISCAL 2008

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at March 24, 2009. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto for the year ended December 31, 2008. The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of the Company is the development of the Bisha Project in Eritrea, located in northeast Africa. Development activity on Bisha is well underway.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Outlook

Completion of debt finance

The lending group for the Bisha project debt is actively dealing with the documentation and normal legal, due diligence arrangements. While not absolutely assured until all approvals and documentation is competed, the planned debt package is a mix of senior and subordinated debt coming from a number of development agencies and commercial banks from Europe and South Africa. The completion of $240 million debt facilities is targeted for Q2 2009, including a $30 million cost overrun facility, which the Company currently does not expect to draw from. Due to the robust nature of the Bisha Project, the Company expects the debt terms to be relatively favorable in a difficult capital markets environment. Anticipated payback, with anticipated cash sweeps, is quite short relative to mine life, and depending upon gold price could be as quick as two years.  Endeavour Financial is the project finance advisor

Construction

Production is expected to commence in mid 2010. Plant site preparation and construction of the camp facilities are advancing close to plan, with some measures initiated by the Company to conserve funds prior to completion of the project finance.   Photographs of the construction progress can be found on the Company web site – www.nevsun.com/properties/photo_gallery.  Equipment orders and delivery are continuing.  As a result of exchange rates favorable to the project, as well as an early order strategy, the Company remains confident that the Project can be completed within the previously issued capex estimate of $250 million. The $250 million capex includes a contingency of $32 million, which to date has not been relied upon, and of the remaining $218 million, supply for approximately $80 million has either been spent, ordered or arranged.  The significant orders include major process plant mechanical equipment and steel, including long lead order items such as the SAG and ball mills.

Exploration
In Q2 2009 the Company will commence an infill drill program on the Harena Deposit, located approximately 9.5 km, along strike, southwest of the Bisha main zone, for the purpose of confirming a resource.

Bisha Project Economics (see assumptions below)

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust. Due to the volatility in metals prices over recent months, management presents below a table of two scenarios of economic estimates using a lower and higher metals prices case(1):

	Lower	Higher
IRR%	35%	47%
Payback	2.4 years	2.0 years
LOM net cash	$560M	$856M

(1) Assumptions

Lower metals price scenario – Au $750, Cu $1.70, Zn $0.60, Ag $10

Higher metals price scenario – Au $900, Cu $2.00, Zn $0.70, Ag $12

Preproduction capex – $250 million, including $32 million contingency

Preproduction finance costs, fees and interest, etc - $30 million

The above projections are based on a financial model that involves no bank debt.  Once the debt arrangements are finalized the Company will be able to report the effect of debt financing on the project’s return.

Milestones Achieved on Bisha in 2008

January 2008

Mining license granted

February 2008

$25 million received from ENAMCO as a down payment on purchase price

February 2008

Orders placed for critical equipment (long lead items, ball and SAG mills)

May 2008

$20 million received on sale of other Nevsun assets

August 2008

SENET mobilized to site; site clearing and heavy earth moving started

Sept 2008

Camp construction for 400 people advanced

October 2008

$89 million debt finance commitment received from Industrial Development Corporation of South Africa, subject to completion of all debt facilities referred to above.

The commencement of Site construction was undertaken by a local Eritrean contractor, SEGEN Construction, and supervised by the EPCM contractor, SENET of South Africa. Both have significant building experience, SEGEN in respect to major civil contracts and SENET with respect to several mines and mine expansion projects in various parts of Africa.

The Mining and Stabilization agreements were developed with the Government of Eritrea to ensure all critical bankability features were accommodated. The participation by the State in the Project has been beneficial in many ways:

•

government support helps expedite all local requirements;

•

the State provides its share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities.

•

cash contributions by the State provided the Company with some of its immediate capital;

•

reduced political risk with the State as a major shareholder;

The Government is new to mining but is a beneficiary of the experiences of several developing countries, enabling it to avoid some of the pitfalls encountered by other jurisdictions with new revenue sources. The goods and services spin-offs from the mining industry are most welcomed by Eritrea.

Highlights of the Bisha Project

Bisha is a high-grade gold, copper, zinc deposit that has a strong economic return over a mine life of over 10 years. The top layer of the deposit is high-grade gold oxide material, lying at surface, that allows an early payback of capital. The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project. The following are based on a 2006 Feasibility Study, updated for 2008 cost revisions

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

749 million lb copper

-

1,093 million lb zinc

-

9.4 million oz silver

Production Schedule

-

+10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 431,000 oz Au and 702,000 oz Ag per year

-

years 3 to 5 average approximately 170 million lb Cu per year plus precious metal credits

-

years 6 to 10 average approximately 220 million lb Zn plus 40 million lb Cu per year plus precious metal credits

CAPEX

-

pre-production capex approximately $250 million

-

expansion capital (funded by operations) $115 million

Operating Cost

-

life of mine approximately $33/tonne of ore milled, excluding royalties (gold phase opex is approximately $200/ounce)

Note –

The Company considers that the capital and operating cost estimates developed in early 2008 continue to be appropriate. CAPEX includes a contingency of $32 million. The strengthening of the US dollar  in recent months has resulted in a forecast improvement in the capital expenditures associated with South African and European supply.

Summary of Production

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Oxide Processing
Gold-Thousand ounces		418	443	39	See note below
Silver - Thousand ounces		517	887	132
Sulphide Processing
Copper- millions of pounds				154	169	181	73	40	40	43	49
Zinc- million of pounds							153	238	227	217	258

Note: The gold and silver produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

Management Restructuring

During Q3 2008 the Company restructured its executive management team.  Cliff Davis was appointed President and Chief Executive Officer, replacing Mr. John Clarke. Mr. Davis was previously the Company’s Chief Financial Officer. Mr. Clarke was appointed non-executive Vice Chair of the Board of Directors.

Peter Hardie, a Chartered Accountant who has been with the Company since early 2005, was appointed Chief Financial Officer.

Trevor Moss, a Professional Engineer with many years experience in the industry, was appointed Executive Vice President and Chief Operating Officer with responsibility to oversee the development of the Bisha Project.

Selected Annual Information

The following annual and quarterly financial information was prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Years Ended (audited)

	December 31, 2008	December 31, 2007	December 31, 2006
Revenue	$ -	$ -	$ -
Loss for the year from continuing operations	$ (7,661,493)	$ (4,156,420)	$ (10,315,574)
Income (loss) for the year from discontinued operations	$ 1,975,282	$ (7,839,611)	$ (99,009,081)
Net loss for the year	$ (5,686,211)	$ (11,996,031)	$ (109,324,655)
Loss per share from continuing operations (basic & diluted)	$ (0.06)	$ (0.03)	$ (0.10)
Income (loss) per share from discontinued operations (basic & diluted)	$ 0.02	$ (0.07)	$ (0.93)
Net loss per share (basic & diluted)	$ (0.04)	$ (0.10)	$ (1.03)
Total assets	$ 86,390,135	$ 74,452,658	$ 49,127,038
Total long term financial liabilities	$ 13,530,955	$ 4,171,482	$ 3,903,360

Results of Continuing Operations

When comparing the results of 2008 with those of 2007, the largest variances result from: (1) The 2008 fourth quarter write-down of short-term investments, resulting in a charge to income of $2,438,264 (2007 - $nil, 2006 - $nil); (2) The start of development of the Bisha project at January 1, 2008, resulting in the capitalization of project related costs; (3) In the prior year the company disposed of its Ghana properties for a gain of $5,765,579. Exploration costs decreased to $527,058  (2007 - $4,722,438, 2006 - $6,058,843).  In 2006 the Company included a provision for impairment to long-lived assets of $80,862,608 with regards to its Tabakoto Mine which was sold in 2008.

At the beginning of 2008, the Company decided to proceed with the development of the Bisha project and accordingly all costs related to the project have since been capitalized. Significant expenses that are embedded within general and administrative expenses in the consolidated statement of operations are as follows:

	Year ended December 31
	2008	2007	2006
Accounting and audit	340,630	504,239	287,578
Remuneration	1,720,263	1,340,088	954,599
Stock-based compensation	1,778,431	2,344,456	1,642,694

Accounting and audit fees decreased from 2008 to 2007 as the sale of the Mali operations reduced the scope of accounting and audit work.  Remuneration costs increased from 2007 to 2008 due to additional staff complement in 2008.  Stock based compensation decreased compared to 2007 due to (i) foreign exchange differences as the options are issued in Canadian dollars, (ii) decreased volatility in the stock price resulting in lower option valuation, (iii) fewer options being issued, and (iv) the capitalization of option costs for those options issued to employees directly involved in construction of the Bisha project in 2008.

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2008 4th	2008 3rd	2008 2nd	2008 1st

Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	(4,847,622)	(843,221)	(849,744)	(1,120,906)
Income (loss) from discontinued operations	-	-	3,477,763	(1,502,481)
Income (loss) for the period	(4, 847,622)	(843,221)	2,628,019	(2,623,387)
Loss per share from continuing operations (1)	(0.03)	(0.01)	(0.01)	(0.01)
Income (loss) per share from discontinued operations	-	-	0.03	(0.01)
Income (loss) per share	$ (0.03)	$ (0.01)	$ 0.02	$ (0.02)
	2007 4th	2007 3rd	2007 2nd	2007 1st
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	2,663,546	(1,956,308)	(2,249,194)	$ (2,614,464)
Loss from discontinued operations	(1,705,211)	(2,696,468)	(2,461,649)	(976,284)
Income (loss) for the period	958,335	(4,652,776)	(4,710,843)	(3,590,747)
Income (loss) per share from continuing operations	0.03	(0.02)	(0.02)	(0.02)
Loss per share from discontinued operations	(0.02)	(0.02)	(0.02)	(0.01)
Income (loss) per share	$ 0.01	$ (0.04)	$ (0.04)	$ (0.03)

(1)

Each line of income (loss) per share information in the table is presented as basic and diluted

The Company previously reported in its quarterly financial statements a Q2 2008 gain of $3,796,142 on the disposition of its Mali Operations in loss from continuing operations.  The amount has been reclassified to income from discontinued operations in Q2 2008 in the above table.

When comparing Q4 2008 with Q4 2007, the significant factors that led to the Q4 2008 loss as opposed to income for the same quarter in 2007 include (1) The write-down of short-term investments for an other-than-temporary impairment in value in Q4 2008 of $2,483,264 (Q4 2007 - $nil); (2) A one time gain recorded in Q4 2007 for the disposal of the Kubi property of $5,765,579; (3) A decrease in exploration expenditures of $963,279 in Q4 2008 when compared with the same quarter in 2007 as the Bisha project was put into development in 2008; (4) An increase of stock-based compensation costs of $143,370 in Q4 2008 compared to Q4 2007 due to timing on the issuing of options; and (5) An increase in consulting expenses of $156,159 Q4 2008 versus Q4 2007.

Discontinued Operations and Sale of Mali Assets

During Q2 2008 the Company sold all of its interests in its Malian assets for $20,000,000 plus a 1% net smelter return royalty interest, for a gain on sale of $3,796,142 that is included in discontinued operations.  During Q3 2007 the Company made a strategic decision to place the Tabakoto mine on care and maintenance and sell the Mali assets so as to concentrate its efforts on the Bisha Project.  The Tabakoto mine had incurred losses since it began production in May 2006 and had been a drain on cash. The total cash used by discontinued operations during 2008 was $3,080,078 (2007 - $11,200,179, 2006 - $27,700,164). Income from discontinued operations during 2008 was $1,975,282 (2007 – ($7,839,611), 2006 – ($99,009,081)).

Liquidity and Capital Resources

The Company’s cash at December 31, 2008 was $40.7 million (December 31, 2007 – $20.5 million).

In January 2008 the Company received $25 million related to the provisional payment on acquisition by ENAMCO of its contributing interest in Bisha.  ENAMCO continues to fund its share of all costs of the Bisha project and advanced $13.1 million to Bisha during 2008.  The advances incurred $395,955 of interest expense, which was capitalized to property, plant and equipment.  The interest and advances will be repaid out of operating cash flow, are not callable and have no specified repayment terms.

In May 2008 the Company received $20 million from the sale of its Mali assets. In July 2008 the Company also collected $3 million from PMI Gold Corporation related to the 2007 sale of its Ghana assets.

From these cash resources the Company used $45.1 million in its operating and investing activities during 2008 (2007 - $8.8 million). The Company has spent $41.8 million on the Bisha capital project and based on current estimates, as at December 31, 2008 required approximately $208 million to complete the project. These requirements are expected to be covered largely by project debt.

As mentioned above, and due to the robust nature of the Bisha Project payback, it is planned to have the majority of finance for Bisha supplied by traditional project debt, together with funding by ENAMCO. The Company has no near term financing needs other than for the Bisha project.

Contractual Obligations

As of December 31, 2008 the Company had unsettled purchase commitments of $23 million, all of which are due in 2009.  Of the $23 million in unsettled purchase commitments, $17 million involve purchase obligations for work already performed or contract termination amounts.

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Purchase commitments	23,000,000	23,000,000	-	-	-
Advances by minority interest	13,530,955	-	-	13,530,955	-
Total Contractual Obligations	36,530,955	23,000,000	-	13,530,955	-

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $500,000 at a cost of 1% per annum and is in the process of increasing the amount to $2,000,000 for the construction period.

The Company recorded as at December 31, 2008 the impact of resolving a previously disclosed withholding tax contingency, details of which are explained in note 14 to the annual consolidated financial statements.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO (the Eritrean State mining company). Refer to note 10 of the annual consolidated financial statements for a description of the purchase price adjustment with ENAMCO.

Also refer to note 4 of the annual consolidated financial statements for a description of the Company’s financial instruments and risk management.

Outstanding Share Data

See the accompanying financial statements for information related to outstanding share data.  The information has not changed materially since December 31, 2008 through the date of this Management Discussion and Analysis.

Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar. An estimate of currency risk exposure as at December 31, 2008 is included in note 4 to the annual consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at December 31, 2008, the Company’s disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the fiscal year ended December 31, 2008.  Management has determined that there was no change in our internal control over financial reporting during the fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act").

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP ("KPMG"), an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. The attestation report is included with the consolidated financial statements.

Changes in Accounting Policy

Effective January 1, 2008 the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants: capital disclosures, inventories, assessing going concern, and financial instruments – disclosures and presentation.  A description of these standards and the impact of their adoption on the Company are discussed in note 3 to the annual consolidated financial statements.

Handbook Section 3064, Goodwill and Intangible Assets, which replaces the previously issued Section 3062 bearing the same name, became effective on January 1, 2009.  The Company has determined that adoption of Section 3064 will have no effect on previously issued financial information.

The Canadian Accounting Standards Board has announced that International Financial Reporting Standards (IFRS) will replace Canada’s current GAAP for publicly-accountable, profit-oriented enterprises starting January 1, 2011.  Adoption of IFRS in 2011 will require restatement, for comparative purposes, of information the Company will report through December 31, 2010.

The Company is currently identifying the differences between IFRS and Canadian GAAP and assessing how those differences will affect the reporting of financial information.  The Company is developing an implementation plan that includes assessing the effect of adoption of IFRS on information technology and data systems, internal control over financial reporting, disclosure controls and procedures and personnel resources and training.  The Company’s implementation plan will ensure a timely and effective transition to IFRS.

At this time it is not possible to determine how the adoption of IFRS will affect future financial statements.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Currency risk  At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.

Development risk Mineral property development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental risk The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Exploration risk Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the Company’s exploration programs will establish economically recoverable reserves.

Foreign operation risk The Company conducts operations through foreign subsidiaries with operations in Barbados and Eritrea, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Funding risk Additional future funds are required for further development. Historically, the only sources for such funds have been the sale of equity capital and limited debt.  There is no assurance that sources of financing will be available on acceptable terms or at all.

Infrastructure risk Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Key executive risk The Company is dependent on the services of key executives.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Operating risk Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, pit collapse or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Ownership risk There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  Title to these properties may be affected by undetected defects.

Political risk The Company’s material properties are located in Eritrea and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Company’s activities or may result in the impairment or loss of part or all of the Company’s interest in the properties.

Reserve estimate risk The figures for reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render mineral reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the Company’s reserves and resources.  Should such reductions occur, material write downs of the Company’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Share price risk  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The affect of these and other factors on the market price of the Common Shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile.  In the previous eight quarters, between January 1, 2007 and December 31, 2008, the Company’s shares traded in a range between Cdn $0.40 and Cdn $2.90

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

March 24, 2009